Exhibit 99.1

Unaudited Interim Report

for the nine-month period ended 30 September 2023

The following is a review of our financial condition and results of operations as of 30 September 2023 and for the nine-month periods ended 30 September 2023 and 2022, and of the key factors that have affected or are expected to be likely to affect our ongoing and future operations.

This document includes information from the previously published results announcement and unaudited interim report of Anheuser-Busch InBev SA/NV for the nine-month period ended 30 September 2023, as amended to comply with the requirements of Regulation G and Item 10(e) of Regulation S-K promulgated by the U.S. Securities and Exchange Commission (“SEC”). The purpose of this document is to provide such additional disclosure as may be required by Regulation G and Item 10(e) and to delete certain information not in compliance with SEC regulations. This document does not update or otherwise supplement the information contained in the previously published results announcement and unaudited interim report.

Some of the information contained in this discussion, including information with respect to our plans and strategies for our business and our expected sources of financing, contain forward-looking statements that involve risk and uncertainties. You should read “Forward-Looking Statements” below for a discussion of the risks related to those statements. You should also read “Item 3. Key Information—D. Risk Factors” of our Annual Report on Form 20-F for the year ended 31 December 2022 filed with the SEC on 17 March 2023 (“2022 Annual Report”) for a discussion of certain factors that may affect our business, financial condition and results of operations. See “Presentation of Financial and Other Data” in our 2022 Annual Report for further information on our presentation of financial information.

We have prepared our interim unaudited condensed consolidated financial statements as of 30 September 2023 and for the nine-month period ended 30 September 2023 and 2022 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union (“IFRS”). The financial information and related discussion and analysis contained in this report are presented in U.S. dollars except as otherwise specified. Unless otherwise specified the financial information analysis in this Form 6-K is based on interim unaudited condensed financial statements as of 30 September 2023 and for the nine-month period ended 30 September 2023 and 2022. The reported numbers as of 30 September 2023 and for the nine-month period ended 30 September 2023 and 2022 are unaudited, and in the opinion of management, include all normal adjustments that are necessary to present fairly the results for the interim periods. Due to seasonal fluctuations and other factors, the results of operations for the nine-month period ended 30 September 2023 and 2022 are not necessarily indicative of the results to be expected for the full year. Certain monetary amounts and other figures included in this report have been subject to rounding adjustments. Accordingly, any discrepancies in any tables between the totals and the sums of amounts listed are due to rounding.

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). As a company, we dream big to create a future with more cheers. We are always looking to serve up new ways to meet life’s moments, move our industry forward and make a meaningful impact in the world. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona®, Stella Artois® and Michelob Ultra®; multi-country brands Beck’s®, Hoegaarden® and Leffe®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Castle®, Castle Lite®, Cristal®, Harbin®, Jupiler®, Modelo Especial®, Quilmes®, Victoria®, Sedrin® and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 167,000 employees based in nearly 50 countries worldwide. For 2022, AB InBev’s reported revenue was USD 57.8 billion (excluding joint ventures and associates).

Capitalized terms used herein and not defined have the meanings given to them in the 2022 Annual Report.

Forward-Looking Statements

There are statements in this document, such as statements that include the words or phrases “will likely result,” “are expected to,” “will continue,” “is anticipated,” “anticipate,” “estimate,” “project,” “may,” “might,” “could,” “believe,” “expect,” “plan,” “potential,” “we aim,” “our goal,” “our vision,” “we intend” or similar expressions that are forward-looking statements. These statements are subject to certain risks and uncertainties. Actual results may differ materially from those suggested by these statements due to, among others, the risks or uncertainties listed below. See also “Item 3. Key Information—D. Risk Factors” of our 2022 Annual Report for further discussion of risks and uncertainties that could impact our business.

These forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict, that may cause actual results or developments to differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others:

•

global, regional and local economic weakness and uncertainty, including the risks of an economic downturn, recession and/or inflationary pressures in one or more of our key markets, and the impact they may have on us, our customers and our suppliers and our assessment of that impact;

•

continued geopolitical instability (including as a result of the ongoing conflict between Russia and Ukraine, and in the Middle East), which may have a substantial impact on the economies of one or more of our key markets and may result in, among other things, disruptions to global supply chains, increases in commodity and energy prices with follow-on inflationary impacts, and economic and political sanctions;

•

financial risks, such as interest rate risk, foreign exchange rate risk (in particular as against the U.S. dollar, our reporting currency), commodity risk, asset price risk, equity market risk, counterparty risk, sovereign risk, liquidity risk, inflation or deflation, including inability to achieve our optimal net debt level;

•	changes in government policies and currency controls;

•

continued availability of financing and our ability to achieve our targeted coverage and debt levels and terms, including the risk of constraints on financing in the event of a credit rating downgrade;

•

the monetary and interest rate policies of central banks, in particular the European Central Bank, the Board of Governors of the U.S. Federal Reserve System, the Bank of England, Banco Central do Brasil, Banco Central de la República Argentina, the Central Bank of China, the South African Reserve Bank, Banco de la República in Colombia, the Bank of Mexico and other central banks;

•

changes in applicable laws, regulations and taxes in jurisdictions in which we operate, including the laws and regulations governing our operations and changes to tax benefit programs, as well as actions or decisions of courts and regulators;

•	limitations on our ability to contain costs and expenses or increase our prices to offset increased costs;

•	failure to meet our expectations with respect to expansion plans, premium growth, accretion to reported earnings, working capital improvements and investment income or cash flow projections;

•	our ability to continue to introduce competitive new products and services on a timely, cost-effective basis;

•	the effects of competition and consolidation in the markets in which we operate, which may be influenced by regulation, deregulation or enforcement policies;

•	changes in consumer spending;

•	changes in pricing environments;

•	volatility in the availability or prices of raw materials, commodities and energy;

•	difficulties in maintaining relationships with employees;

•	regional or general changes in asset valuations;

•	greater than expected costs (including taxes) and expenses;

•	damage to our reputation or brand image;

•	climate change and other environmental concerns;

•

the risk of unexpected consequences resulting from acquisitions, joint ventures, strategic alliances, corporate reorganizations or divestiture plans, and our ability to successfully and cost-effectively implement these transactions and integrate the operations of businesses or other assets we have acquired;

•	the outcome of pending and future litigation, investigations and governmental proceedings;

•	natural and other disasters, including widespread health emergencies, such as the COVID-19 pandemic, cyberattacks and military conflict and political instability;

•	any inability to economically hedge certain risks;

•	inadequate impairment provisions and loss reserves;

•	technological disruptions, threats to cybersecurity and the risk of loss or misuse of personal data;

•	other statements included in this document that are not historical; and

•	our success in managing the risks involved in the foregoing.

Many of these risks and uncertainties are, and will be, exacerbated by the ongoing conflict between Russia and Ukraine, and in the Middle East and any worsening of the global business and economic environment as a result. Our statements regarding financial risks, including interest rate risk, foreign exchange rate risk, commodity risk, asset price risk, equity market risk, counterparty risk, sovereign risk, inflation and deflation, are subject to uncertainty. For example, certain market and financial risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market or financial risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

We caution that the forward-looking statements in this document are further qualified by the risk factors disclosed in “Item 3. Key Information—D. Risk Factors” of our 2022 Annual Report that could cause actual results to differ materially from those in the forward-looking statements. Subject to our obligations under Belgian and U.S. law in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Results of Operations for the Nine-Month Period Ended 30 September 2023 Compared to Nine-Month Period Ended 30 September 2022

Effective 1 January 2023, mark-to-market gains/(losses) on derivatives related to the hedging of our share-based payment programs are reported in exceptional net finance income/(cost). As a result, the relevant financial information for the nine-month period ended 30 September 2022 has been amended to conform to the basis of presentation for the nine-month period ended 30 September 2023 to reflect this change in classification.

Brazilian tax credits

In the nine-month period ended 30 September 2023, Ambev, our subsidiary, recognized USD 107 million of interest income in Finance income related to tax credits in Brazil. In the nine-month period ended 30 September 2022, Ambev, our subsidiary, recognized USD 201 million income in Other operating income and USD 146 million of interest income in Finance income related to tax credits in Brazil.

The table below presents our condensed consolidated results of operations for the nine-month periods ended 30 September 2023 and 2022.

	Nine-month period ended 30 September 2023	Nine-month period ended 30 September 2022	Change
	(USD million, except volumes)		(%)(1)
Volumes (thousand hectoliters)	440,021	446,358	(1.4)
Revenue	44,907	43,118	4.1
Cost of sales	(20,717)	(19,644)	(5.5)
Gross profit	24,190	23,475	3.0
Selling, General and Administrative expenses	(13,635)	(12,963)	(5.2)
Other operating income/(expenses)	544	648	(16.0)
Exceptional items	(458)	(270)	(69.6)
Profit of the period	4,621	4,299	7.5
Profit from operations	10,641	10,890	(2.3)
Normalized EBITDA(2)	15,099	14,896	1.4

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

(2)

Normalized EBITDA is a non-IFRS measure. For a discussion of how we use Normalized EBITDA and its limitations, and a table showing the calculation of our Normalized EBITDA, for the periods shown, see “—Normalized EBITDA” below.

Volumes

Our reported volumes include both beer and beyond beer and non-beer (primarily carbonated soft drinks) volumes. In addition, volumes include not only brands that we own or license, but also third-party brands that we brew or otherwise produce as a subcontractor and third-party products that we sell through our distribution network, particularly in Europe and Middle Americas. Volumes sold by the Global Export and Holding Companies businesses are shown separately.

The table below summarizes the volume evolution by business segment.

	Nine-month period ended 30 September 2023	Nine-month period ended 30 September 2022	Change
	(thousand hectoliters)		(%)(1)
North America	70,401	79,223	(11.1)
Middle Americas	110,095	109,338	0.7
South America	115,756	117,459	(1.4)
EMEA	66,249	66,686	(0.7)
Asia Pacific	77,261	72,995	5.8
Global Export and Holding Companies	259	657	(60.6)

Total	440,021	446,358	(1.4)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated volumes for the nine-month period ended 30 September 2023 decreased by 6.3 million hectoliters, or 1.4%, to 440.021 million hectoliters compared to our consolidated volumes for the nine-month period ended 30 September 2022, as growth in our Middle Americas, Africa and APAC regions in the third quarter of 2023 was primarily offset by performance in the US and a soft industry in Europe. The results for the nine-month period ended 30 September 2023 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2022 and 2023 (collectively, the “2022 and 2023 acquisitions and disposals”).

The 2022 and 2023 acquisitions and disposals include acquisitions and disposals which were individually not significant and had no significant impact on our volumes for the nine-month period ended 30 September 2023 compared to the nine-month period ended 30 September 2022.

Excluding volume changes attributable to the 2022 and 2023 acquisitions and disposals, our own beer volumes decreased 1.9% in the nine-month period ended 30 September 2023 compared to the nine-month period ended 30 September 2022. On the same basis, in the nine-month period ended 30 September 2023, our non-beer volumes increased 1.8% compared to the same period in 2022.

North America

In the nine-month period ended 30 September 2023, our volumes in North America decreased by 8.8 million hectoliters, or 11.1%, compared to the nine-month period ended 30 September 2022. Excluding volume changes attributable to transfers of businesses from the Global Export and Holding Companies, our total volumes decreased by 11.2% in the nine-month period ended 30 September 2023, compared to the same period last year.

In the United States, our sales-to-wholesalers (“STWs”) declined by 11.7%. Our sales-to-retailers (“STRs”) declined by 11.8%, primarily due to the volume decline of Bud Light. The beer industry remained resilient in the first nine months of 2023, delivering revenue growth of 2.8%, according to Circana. Our total beer market share has remained stable since the last week of April through the end of September. To support our long-term strategy, we continue to invest in our mega-brands, wholesaler support measures and key partnerships including the NFL and Folds of Honor, as well as new activations in college football and the NBA. In Beyond Beer, our spirits based ready-to-drink portfolio continued to grow volume by strong double-digits, outperforming the industry.

In Canada, volumes declined by mid-single digits, underperforming a soft industry.

Middle Americas

In the nine-month period ended 30 September 2023, our volumes in Middle Americas increased by 0.8 million hectoliters, or 0.7%, compared to the nine-month period ended 30 September 2022.

In Mexico, volumes were flattish. Our above core portfolio continued to outperform, led by the strong performance of Modelo and Pacifico. We continued to progress our digital initiatives in the third quarter of 2023 with our Vendo platform in BEES now enabling digital utilities payments and mobile data purchases in more than 90,000 points of sale and generating over 170,000 transactions in the third quarter of 2023.

In Colombia and Peru, volumes were flattish. In Colombia, our above core portfolio led our performance in the first nine months of 2023, with a particularly strong performance from Poker which grew volumes by high-single digits.

In Ecuador, our volumes increased by low-single digits. Our above core brands continued to lead our growth in the first nine months of 2023, delivering a mid-teens digit revenue increase.

South America

In the nine-month period ended 30 September 2023, our volumes in South America decreased by 1.7 million hectoliters, or 1.4%, compared to the nine-month period ended 30 September 2022, with our beer volumes decreasing 2.0% and soft drinks increasing 0.2%.

In Brazil, our total volumes were flat with beer volumes down 1.0% and non-beer volumes up 3.0%. Our premium and super premium brands continued to outperform in the first nine months of 2023, delivering volume growth in the mid-twenties, led by Original, Spaten and Corona. BEES Marketplace continued to expand, reaching over 750,000 customers, a 15% increase versus the third quarter of 2022, and growing GMV by 32%. Our digital DTC platform, Zé Delivery, reached 4.7 million monthly active users this quarter, a 9% increase versus the third quarter of 2022, and increased GMV by 8%.

In Argentina, volumes declined by high-single digits in the first nine months of 2023, as overall consumer demand was impacted by inflationary pressures.

EMEA

In EMEA, our volumes, including subcontracted volumes, for the nine-month period ended 30 September 2023 decreased by 0.4 million hectoliters, or 0.7%, with our own beer volumes increasing by 1.1%, compared to the nine-month period ended 30 September 2022. Excluding volume changes attributable to transfers of businesses from the Global Export and Holding Companies, our total volumes decreased by 0.9% in the nine-month period ended 30 September 2023, compared to the same period last year.

On the same basis, in Europe, our volumes declined by mid-single digits in the first nine months of 2023. We continue to drive premiumization across Europe. Our performance in the first nine months of 2023 was driven by our premium and super premium brands. Our digital transformation in Europe is progressing, with BEES now live in the UK, Germany and the Canary Islands.

In South Africa, volumes grew by mid-single digits in the first nine months of 2023. The momentum of our business continued, with our portfolio gaining share of both beer and total alcohol, according to our estimates. Our core portfolio continued to outperform in the first nine months of 2023 and our global brands grew volumes by more than 20%, driven by Corona and Stella Artois.

In Africa excluding South Africa, volumes declined by more than 10% in Nigeria, driven by a soft industry which was impacted by the continued challenging operating environment. In our other markets, we grew volumes in aggregate by mid-single digits in the first nine months of 2023, driven primarily by Mozambique, Tanzania, and Uganda.

Asia Pacific

For the nine-month period ended 30 September 2023, our volumes increased by 4.3 million hectoliters, or 5.8%, compared to the nine-month period ended 30 September 2022.

In China, volumes grew by 5.7% in the first nine months of 2023, despite the industry being negatively impacted by adverse weather and a slower macroeconomic environment in the third quarter of 2023. Our performance in the first nine months of 2023 was led by our premium and super premium brands which grew volumes by mid-teens, driven by on-premise recovery and expansion into new cities. The roll out and adoption of the BEES platform continued, with BEES now present in over 230 cities and over 65% of our revenue generated through digital channels in September.

In South Korea, volumes were flat in the first nine months of 2023.

Global Export & Holding Companies

For the nine-month period ended 30 September 2023, Global Export and Holding Companies volumes decreased by 0.4 million hectoliters, or 60.6% compared to the same period last year.

Excluding transfer of businesses mainly to the Europe and North America zone, our total volumes decreased by 45.2% in the nine-month period ended 30 September 2023, compared to the same period last year.

Revenue

The following table reflects changes in revenue across our business segments for the nine-month period ended 30 September 2023 as compared to our revenue for the nine-month period ended 30 September 2022:

	Nine-month period ended 30 September 2023	Nine-month period ended 30 September 2022	Change
	(USD million)		(%)(1)
North America	11,789	12,634	(6.7)
Middle Americas	11,911	10,267	16.0
South America	8,956	8,220	9.0
EMEA	6,337	6,050	4.7
Asia Pacific	5,557	5,347	3.9
Global Export & Holding Companies	358	601	(40.4)

Total	44,907	43,118	4.1

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated revenue was USD 44,907 million for the nine-month period ended 30 September 2023. This represented an increase of USD 1,789 million, or 4.1%, compared to our consolidated revenue for the nine-month period ended 30 September 2022 of USD 43,118 million. The results for the nine-month period ended 30 September 2023 reflect (i) the performance of our business after the completion of certain acquisitions and disposals we undertook in 2022 and 2023 and (ii) currency translation effects.

•

The 2022 and 2023 acquisitions and disposals had no significant impact on our consolidated revenue for the nine-month period ended 30 September 2023 compared to the nine-month period ended 30 September 2022.

•

Our consolidated revenue for the nine-month period ended 30 September 2023 also reflects a negative currency translation impact of USD 1,704 million mainly arising from currency translation effects in South America, EMEA and Asia Pacific.

Excluding the effects of the 2022 and 2023 acquisitions and disposals and currency translation, our revenue increased 8.3% and by 10.1% on a per hectoliter basis in the nine-month period ended 30 September 2023 compared to the same period in 2022. Despite the decrease in volumes discussed above, the increase in our consolidated revenue was driven by the increase in our revenue on a per hectoliter basis, as a result of pricing actions, ongoing premiumization and other revenue management initiatives. We delivered revenue growth in approximately 80% of our markets in the third quarter of 2023. The percentage of consumers purchasing our portfolio of brands increased or remained stable in the majority of our markets in the third quarter of 2023, according to our estimates. Participation increases this quarter were led by female consumers across key markets in Africa and Europe.

The growth in our revenue per hectoliter in the nine-month period ended 30 September 2023 was most significant in South America, EMEA and Middle Americas.

•

In South America, the growth in the revenue per hectoliter in Argentina was driven primarily by revenue management initiatives in a highly inflationary environment. In Brazil, we reported high-single digit growth in revenue per hectoliter, driven primarily by revenue management initiatives in an environment of moderating inflation.

•	In Middle Americas, the growth in the revenue per hectoliter was driven by pricing actions and other revenue management initiatives.

•	In EMEA, the growth in the revenue per hectoliter was mainly driven by pricing actions in Europe and continued momentum of our premium and super premium brands.

Excluding the effects of the 2022 and 2023 acquisitions and disposals and currency translation, combined revenues of our global brands, Budweiser, Stella Artois, Corona and Michelob Ultra, increased by 16.2% outside their home markets in the nine-month period ended 30 September 2023 compared to the same period of 2022. Our above core beer portfolio grew revenue by high-single digits in the third quarter of 2023 led by our global brands, which, on the same basis, but further excluding exports to Australia for which a perpetual license was granted to a third party upon disposal of the Australia operations in 2020, grew revenue by 15.1% outside of their home markets in the third quarter of 2023. Corona delivered a revenue increase of 18.8% in the third quarter of 2023, Budweiser grew by 11.8%, Michelob Ultra by 11.5% and Stella Artois by 20.3% in the same period.

Excluding the effects of the 2022 and 2023 acquisitions and disposals and currency translation, our mainstream portfolio delivered mid-single digit revenue increase in the third quarter of 2023, as double-digit growth in South Africa, Colombia and the Dominican Republic was partially offset by the revenue decline of Bud Light in the US. Our mainstream brands gained or maintained share of segment in the majority of our key markets, according to our estimates. On the same basis, our global no-alcohol beer portfolio delivered over 10% revenue growth in the third quarter of 2023, with our performance driven by Budweiser Zero in Brazil and the growth of Corona Cero in Canada, Mexico and Europe. Leveraging our digital direct-to-consumer products we are developing new consumer insights and consumption occasions. For example, across Latin America, Zé Delivery and TaDa are enabling increased in-home consumption of returnable glass bottle packs by increasing availability and convenience. Our global Beyond Beer business contributed approximately USD 385 million of revenue in the third quarter of 2023 and grew by mid-single digits as growth globally was partially offset by a soft malt-based seltzer industry in the US. Global growth was primarily driven by the expansion of Flying Fish in Africa and the Vicky portfolio in Mexico.

Approximately 66% of our revenues in the third quarter of 2023 were captured through B2B digital platforms. As of 30 September 2023, BEES is live in 25 markets and in the third quarter of 2023, BEES had 3.4 million monthly active users and captured approximately USD 10.4 billion in gross merchandise value (GMV), growth of 14% and 27% versus the third quarter of 2022 respectively. BEES Marketplace is live in 15 markets with 65% of BEES customers also Marketplace buyers. Marketplace captured approximately USD 420 million in GMV from sales of third-party products in the third quarter of 2023, growth of 52% versus the same period last year.

Our omnichannel direct-to-consumer (DTC) ecosystem of digital and physical products generated revenue of more than USD 390 million in the third quarter of 2023. As of 30 September 2023, our DTC megabrands, Zé Delivery, TaDa and PerfectDraft are available in 21 markets, and generated 16.9 million ecommerce orders and delivered over USD 125 million in revenue in the third quarter of 2023, representing 9% growth versus the same period last year.

We are reporting our Argentinean operation applying hyperinflation accounting under IAS 29, following the categorization of Argentina as a country with a three-year cumulative inflation rate greater than 100%, since 2018. Inflation in Argentina has accelerated over the past 12 months, resulting in a more significant impact on the revenue growth (excluding the effects of the 2022 and 2023 acquisitions and disposals and currency translation effects) of AB InBev than historically. For illustrative purposes, fully excluding the Argentinean operation, the revenue growth (excluding the effects of the 2022 and 2023 acquisitions and disposals and currency translation effects) for AB InBev for the nine-month period ended 30 September 2023 would be 4.9%.

Cost of Sales

The following table reflects changes in cost of sales across our business segments for the nine-month period ended 30 September 2023 as compared to the nine-month period ended 30 September 2022:

	Nine-month period ended 30 September 2023	Nine-month period ended 30 September 2022	Change
	(USD million)		(%)(1)
North America	(5,076)	(5,149)	1.4
Middle Americas	(4,648)	(4,020)	(15.6)
South America	(4,535)	(4,315)	(5.1)
EMEA	(3,392)	(3,066)	(10.6)
Asia Pacific	(2,635)	(2,544)	(3.6)
Global Export & Holding Companies	(431)	(551)	21.8

Total	(20,717)	(19,644)	(5.5)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated cost of sales was USD 20,717 million for the nine-month period ended 30 September 2023. This represented an increase of USD 1,073 million, or 5.5% compared to our consolidated cost of sales for the nine-month period ended 30 September 2022. The results for the nine-month period ended 30 September 2023 reflect (i) the performance of our business after the completion of certain acquisitions and disposals we undertook in 2022 and 2023 and (ii) currency translation effects.

•

The 2022 and 2023 acquisitions and disposals did not have a significant impact on our consolidated cost of sales for the nine-month period ended 30 September 2023 compared to the nine-month period ended 30 September 2022.

•

Our consolidated cost of sales for the nine-month period ended 30 September 2023 also reflects a positive currency translation impact of USD 776 million mainly arising from currency translation effects in South America, EMEA and Asia Pacific.

Excluding the effects of the 2022 and 2023 acquisitions and disposals and currency translation, our cost of sales increased by USD 1,871 million or 9.6%. Our consolidated cost of sales for the nine-month period ended 30 September 2023 was partially impacted by decrease in volumes discussed above. On the same basis, our consolidated cost of sales per hectoliter increased by 11.5%. This was primarily driven by anticipated commodity cost headwinds. The increase in cost of sales per hectoliter was most significant in South America, with Argentina in a high inflationary environment, EMEA and North America.

Operating Expenses

The discussion below relates to our operating expenses, which equal the sum of our distribution, sales and marketing expenses, administrative expenses and other operating income and expenses (net), for the nine-month period ended 30 September 2023 as compared to the nine-month period ended 30 September 2022. Our operating expenses do not include exceptional charges, which are reported separately.

Our operating expenses for the nine-month period ended 30 September 2023 were USD 13,091 million, representing an increase of USD 776 million, compared to our operating expenses for the same period in 2022.

	Nine-month period ended 30 September 2023	Nine-month period ended 30 September 2022	Change
	(USD million)		(%)(1)
Selling, General and Administrative expenses	(13,635)	(12,963)	(5.2)
Other operating income/(expenses)	544	648	(16.0)

Total Operating Expenses	(13,091)	(12,315)	(6.3)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Selling, General and Administrative Expenses

The following table reflects changes in our distribution expenses, sales and marketing expenses and administrative expenses (our “selling, general and administrative expenses”) across our business segments for the nine-month period ended 30 September 2023 as compared to the nine-month period ended 30 September 2022:

	Nine-month period ended 30 September 2023	Nine-month period ended 30 September 2022	Change
	(USD million)		(%)(1)
North America	(3,521)	(3,421)	(2.9)
Middle Americas	(2,858)	(2,511)	(13.8)
South America	(2,686)	(2,463)	(9.1)
EMEA	(1,959)	(1,968)	0.5
Asia Pacific	(1,600)	(1,548)	(3.4)
Global Export & Holding Companies	(1,012)	(1,052)	3.8

Total	(13,635)	(12,963)	(5.2)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated selling, general and administrative expenses were USD 13,635 million for the nine-month period ended 30 September 2023. This represented an increase of USD 672 million, or 5.2%, as compared to the nine-month period ended 30 September 2022. The results for the nine-month period ended 30 September 2023 reflect (i) the performance of our business after the completion of certain acquisitions and disposals we undertook in 2022 and 2023 and (ii) currency translation effects.

•

The 2022 and 2023 acquisitions and disposals had no significant impact on our consolidated selling, general and administrative expenses for the nine-month period ended 30 September 2023 compared to the nine-month period ended 30 September 2022.

•

Our consolidated selling, general and administrative expenses for the nine-month period ended 30 September 2023 also reflects a positive currency translation impact of USD 460 million mainly arising from currency translation effects in South America, EMEA and Asia Pacific.

Excluding the effects of the 2022 and 2023 acquisitions and disposals and currency translation, our consolidated selling, general and administrative expenses increased by 8.5%, due primarily to increased sales and marketing investments.

Other operating income/(expense)

The following table reflects changes in other operating income and expenses across our business segments for the nine-month period ended 30 September 2023 as compared to the nine-month period ended 30 September 2022:

	Nine-month period ended 30 September 2023	Nine-month period ended 30 September 2022	Change
	(USD million)		(%)(1)
North America	16	34	(52.9)
Middle Americas	24	(9)	-
South America	276	376	(26.6)
EMEA	145	138	5.1
Asia Pacific	87	103	(15.5)
Global Export & Holding Companies	(4)	7	-

Total	544	648	(16.0)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

The net positive effect of our consolidated other operating income and expenses for the nine-month period ended 30 September 2023 was USD 544 million. This represented a decrease of USD 104 million, as compared to the nine-month period ended 30 September 2022. The results for the nine-month period ended 30 September 2023 reflect (i) the performance of our business after the completion of certain acquisitions and disposals we undertook in 2022 and 2023, (ii) the tax credits in Brazil recognized by our subsidiary, Ambev, in 2022 and (iii) currency translation effects.

•

The 2022 and 2023 acquisitions and disposals and the 2022 Brazilian tax credits negatively impacted our net consolidated other operating income and expenses by USD 194 million on a net basis for the nine-month period ended 30 September 2023 compared to the nine-month period ended 30 September 2022.

•	Our net consolidated other operating income and expenses for the nine-month period ended 30 September 2023 had no significant currency translation impact.

Excluding the effects of the 2022 and 2023 acquisitions and disposals, Brazilian tax credits and currency translation, our net consolidated other operating income and expenses increased by 23.4%, mainly driven by higher government grants.

Exceptional Items

Exceptional items are items which, in our management’s judgment, need to be disclosed separately by virtue of their size and incidence in order to obtain a proper understanding of our financial information. We consider these items to be significant in nature.

For the nine-month period ended 30 September 2023, exceptional items included in profit from operations consisted of restructuring charges, business and asset disposal (including impairment losses) and legal costs. Exceptional items were as follows for nine-month period ended 30 September 2023 and 2022:

	Nine-month period ended 30 September 2023	Nine-month period ended 30 September 2022
	(USD million)
COVID-19 costs	-	(16)
Restructuring	(78)	(63)
Business and asset disposal (including impairment losses)	(361)	(143)
Legal costs	(19)	-
AB InBev Efes related costs	-	(48)

Total	(458)	(270)

Restructuring

Exceptional restructuring charges amounted to a net cost of USD 78 million for the nine-month period ended 30 September 2023 as compared to a net cost of USD 63 million for the nine-month period ended 30 September 2022. These charges primarily relate to exceptional organizational alignments resulting from improvement in efficiency and aim to eliminate overlapping organizations or duplicated and manual processes, taking into account the right match of employee profiles with the new organizational requirements.

Business and assets disposals (including impairment losses)

Business and assets disposals (including impairment losses) amounted to a net cost of USD 361 million for the nine-month period ended 30 September 2023 mainly comprising of a loss of USD 300 million the company recognized upon disposal of a portfolio of eight beer and beverage brands and associated assets in the US to Tilray Brands, Inc.

Legal costs

The company recorded exceptional legal costs of USD 19 million for the nine-month period ended 30 September 2023 related to the successful outcome of series of lawsuits regarding Ambev warrants.

AB InBev Efes related costs

During the nine-month period ended 30 September 2022, we incurred exceptional costs of USD 48 million related to AB InBev Efes, following the discontinuation of exports to Russia and our forfeiture of benefits from the operations of the associate.

Profit from Operations

The following table reflects changes in profit from operations across our business segments for the nine-month period ended 30 September 2023 as compared to the nine-month period ended 30 September 2022:

	Nine-month period ended 30 September 2023	Nine-month period ended 30 September 2022	Change
	(USD million)		(%)(1)
North America	2,853	3,958	(27.9)
Middle Americas	4,407	3,715	18.6
South America	1,981	1,805	9.7
EMEA	1,110	1,103	0.6
Asia Pacific	1,403	1,350	4.0
Global Export & Holding Companies	(1,114)	(1,040)	(7.1)

Total	10,641	10,890	(2.3)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our profit from operations amounted to USD 10,641 million for the nine-month period ended 30 September 2023. This represented a decrease of USD 249 million, as compared to our profit from operations for the nine-month period ended 30 September 2022. The results for the nine-month period ended 30 September 2023 reflect (i) the performance of our business after the completion of certain acquisitions and disposals we undertook in 2022 and 2023, (ii) the 2022 Brazilian tax credits, (iii) currency translation effects and (iv) the effects of certain exceptional items as described above.

•

The 2022 and 2023 acquisitions and disposals and the Brazilian tax credits negatively impacted our consolidated profit from operations by USD 255 million for the nine-month period ended 30 September 2023 compared to the nine-month period ended 30 September 2022.

•	Our consolidated profit from operations for the nine-month period ended 30 September 2023 also reflects a negative currency translation impact of USD 483 million.

•

Our profit from operations for the nine-month period ended 30 September 2023 was negatively impacted by USD 458 million of certain exceptional items, as compared to a negative impact of USD 270 million for the nine-month period ended 30 September 2022. See “Exceptional Items” above for a description of exceptional items that impacted our profit from operations for the nine-month period ended 30 September 2023 and 2022.

Excluding the effects of the 2022 and 2023 acquisitions and disposals, the 2022 Brazilian tax credits and currency translation, our profit from operations increased by 4.6%. This increase was most significant in South America, Middle Americas and APAC, mainly due to revenue growth that was partially offset by anticipated commodity cost headwinds and higher selling, general and administrative expenses due primarily to increased sales and marketing investments.

Net Finance Income/(Cost)

Our net finance income/(cost) items were as follows for the nine-month period ended 30 September 2023 and 30 September 2022:

	Nine-month period ended 30 September 2023	Nine-month period ended 30 September 2022	Change
	(USD million)		(%)(1)
Net interest expense	(2,419)	(2,509)	3.6
Net interest on net defined benefit liabilities	(64)	(55)	(16.4)
Accretion expense	(579)	(551)	(5.1)
Net interest income on Brazilian tax credits	107	146	(26.7)
Other financial results	(787)	(788)	0.1

Net finance cost before exceptional finance results(2)	(3,743)	(3,757)	0.4
Mark-to-market(2)	(619)	152	-
Gain/(loss) on bond redemption and other	-	(120)	-

Exceptional net finance income/(cost)(2)	(619)	32	-

Net finance income/(cost)	(4,362)	(3,725)	(17.1)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

(2)

The financial information for the nine-month period ended 30 September 2022 has been amended to conform to the basis of presentation for the nine-month period ended 30 September 2023 to reflect the change in classification of mark-to-market gains/(losses) on derivatives related to the hedging of our share-based payment programs.

Our net finance cost for the nine-month period ended 30 September 2023 was USD 4,362 million, as compared to a net finance cost of USD 3,725 million for the nine-month period ended 30 September 2022, representing a cost increase of USD 637 million.

The net finance costs before exceptional financial results decreased from USD 3,757 million for the nine-month period ended 30 September 2022 to USD 3,743 million for the nine-month period ended 30 September 2023.

Exceptional net finance income/(cost) includes a negative mark-to-market adjustment of USD 619 million on derivative instruments related to the hedging of our share-based payment programs and on derivative instruments entered into to hedge the shares issued in relation to the combination with Grupo Modelo and SAB, compared to a positive mark-to-market adjustment of USD 152 million for the nine-month period ended 30 September 2022.

The number of shares covered by the hedging of our share-based payment programs, the deferred share instrument and the restricted shares, together with the opening and closing share prices, are shown below:

	Nine-month period ended 30 September 2023	Nine-month period ended 30 September 2022
Share price at the start of the nine-month period (in euro)	56.27	53.17
Share price at the end of the nine-month period (in euro)	52.51	46.75
Number of derivative equity instruments at the end of the period (in millions)	100.5	100.5

Share of Results of Associates

Our share of results of associates for the nine-month period ended 30 September 2023 was USD 201 million as compared to USD 210 million for the nine-month period ended 30 September 2022.

Exceptional Share of Results of Associates

Our exceptional share of results of associates for the nine-month period ended 30 September 2022 included the non-cash impairment of USD 1,143 million we recorded on our investment in AB InBev Efes.

Income Tax Expense

Our total income tax expense for the nine-month period ended 30 September 2023 was USD 1,858 million, with an effective tax rate of 29.6%, as compared to an income tax expense of USD 1,933 million and an effective tax rate of 27.0% for the nine-month period ended 30 September 2022. The effective tax rate for the nine-month period ended 30 September 2023 was negatively impacted by the non-deductible losses from derivatives related to the hedging of our share-based payment programs and hedging of the shares issued in a transaction related to the combination with Grupo Modelo and SAB, while the effective tax rate of 2022 was positively impacted by non-taxable gains from these derivatives.

The effective tax rate for the nine-month period ended 30 September 2023 was positively impacted by country mix.

Profit of the Period

Profit of the period for the nine-month period ended 30 September 2023 was USD 4,621 million compared to USD 4,299 million for the same period in 2022. The increase in profit of the period for the nine-month period ended 30 September 2023 was primarily due to increase in the Profit attributable to equity holders of AB InBev.

	Nine-month period ended 30 September 2023	Nine-month period ended 30 September 2022
	(USD million)
Profit attributable to non-controlling interests	1,171	1,174
Profit attributable to equity holders of AB InBev	3,450	3,126

Profit of the period	4,621	4,299

Profit Attributable to Non-Controlling Interests

Profit attributable to non-controlling interests was USD 1,171 million for the nine-month period ended 30 September 2023, a decrease of USD 3 million from USD 1,174 million for the nine-month period ended 30 September 2022.

Profit Attributable to Our Equity Holders

Profit attributable to our equity holders for the nine-month period ended 30 September 2023 was USD 3,450 million compared to USD 3,126 million for the same period in 2022. Basic earnings per share of USD 1.71 for the nine-month period ended 30 September 2023 is based on 2,016 million shares outstanding, representing the weighted average number of ordinary and restricted shares outstanding during this period, where weighted average number of ordinary and restricted shares means, for any period, the number of shares outstanding at the beginning of the period, adjusted by the number of shares canceled, repurchased or issued during the period, including deferred share instruments and stock lending, multiplied by a time-weighting factor.

Underlying profit, attributable to equity holders of AB InBev for the nine-month period ended 30 September 2023 was USD 4,497 million. Items excluded from Underlying profit, attributable to equity holders of AB InBev are the after-tax exceptional items discussed above under “—Exceptional Items, “—Net Finance Income/(Cost)” and “—Exceptional Share of Results of Associates” and the impact of hyperinflation accounting.

Underlying EPS for the nine-month period ended 30 September 2023 was USD 2.23. Underlying EPS is basic earnings per share excluding the after-tax exceptional items discussed above under “—Exceptional Items, “—Net Finance Income/(Cost)” and “—Exceptional Share of Results of Associates” and the impact of hyperinflation accounting.

The increase in profit attributable to our equity holders for the nine-month period ended 30 September 2023 was primarily due to the exceptional share of results of associates recorded in the nine-month period ended 30 September 2022, partially offset by the increase in the net finance cost and the increase in the exceptional items included in profit from operations in the nine-month period ended 30 September 2023 compared to the same period in 2022.

	Nine-month period ended 30 September 2023	Nine-month period ended 30 September 2022
	(USD million)
Profit attributable to equity holders of AB InBev	3,450	3,126
Exceptional items, before taxes	458	270
Exceptional net finance cost, before taxes (1)	619	(32)
Exceptional share of results of associates	-	1,143
Exceptional taxes	(93)	(103)
Exceptional non-controlling interest	(11)	2
Hyperinflation impacts	74	(52)

Underlying profit, attributable to equity holders of AB InBev(2)	4,497	4,354

Note:

(1)

The financial information for the nine-month period ended 30 September 2022 has been amended to conform to the basis of presentation for the nine-month period ended 30 September 2023 to reflect the change in classification of mark-to-market gains/(losses) on derivatives related to the hedging of our share-based payment programs.

(2)

Underlying profit, attributable to equity holders of AB InBev is a non-IFRS measure. See “Item 5. Operating and Financial Review and Results of Operations—Results of Operations—Year Ended 31 December 2022 Compared to Year Ended 31 December 2021—Profit Attributable to Our Equity Holders” of our 2022 Annual Report for additional information on our definition and use of Underlying profit attributable to equity holders of AB InBev.

	Nine-month period ended 30 September 2023	Nine-month period ended 30 September 2022
	(USD per share)
Basic earnings per share	1.71	1.55
Exceptional items, before taxes	0.23	0.13
Exceptional net finance cost, before taxes (1)	0.31	(0.02)
Exceptional share of results of associates	-	0.57
Exceptional taxes	(0.05)	(0.05)
Hyperinflation accounting impacts in EPS	0.04	(0.03)

Underlying EPS(2)	2.23	2.16

Note:

(1)

The financial information for the nine-month period ended 30 September 2022 has been amended to conform to the basis of presentation for the nine-month period ended 30 September 2023 to reflect the change in classification of mark-to-market gains/(losses) on derivatives related to the hedging of our share-based payment programs.

(2)

Underlying EPS is a non-IFRS measure. See “Item 5. Operating and Financial Review—E. Results of Operations—Year Ended 31 December 2022 Compared to the Year Ended 31 December 2021—Profit Attributable to Our Equity Holders” of our 2022 Annual Report for additional information on our definition and use of Underlying EPS.

The calculation of earnings per share is based on 2,016 million shares outstanding, representing the weighted average number of ordinary and restricted shares outstanding during the nine-month period ended 30 September 2023 (30 September 2022: 2,012 million shares).

Normalized EBITDA

The following table reflects changes in our Normalized EBITDA, for the nine-month period ended 30 September 2023 as compared to the nine-month period ended 30 September 2022:

	Nine-month period ended 30 September 2023	Nine-month period ended 30 September 2022	Change
	(USD million)		(%)(1)
Profit attributable to equity holders of AB InBev	3,450	3,126	10.4
Profit attributable to non-controlling interests	1,171	1,174	(0.3)

Profit of the period	4,621	4,299	7.5
Net finance cost	4,362	3,725	(17.1)
Income tax expense	1,858	1,933	3.9
Share of result of associates	(201)	(210)	(4.3)
Exceptional share of results of associates	-	1,143	-

Profit from operations	10,641	10,890	(2.3)
Exceptional items	458	270	(69.6)
Profit from operations, before exceptional items(2)	11,099	11,160	(0.5)

Depreciation, amortization and impairment	3,999	3,736	(7.0)

Normalized EBITDA(3)	15,099	14,896	1.4

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

(2)

Profit from operations, before exceptional items is a non-IFRS measure. See “Item 5. Operating and Financial Review and Results of Operations—Results of Operations—Year Ended 31 December 2022 Compared to Year Ended 31 December 2021—Normalized EBITDA” of our 2022 Annual Report for additional information on our definition and use of Profit from operations, before exceptional items.

(3)

Normalized EBITDA is a non-IFRS measure. See “Item 5. Operating and Financial Review and Results of Operations—Results of Operations—Year Ended 31 December 2022 Compared to Year Ended 31 December 2021—Normalized EBITDA” of our 2022 Annual Report for additional information on our definition and use of Normalized EBITDA.

Our Normalized EBITDA amounted to USD 15,099 million for the nine-month period ended 30 September 2023. This represented an increase of USD 203 million, or 1.4%, as compared to our Normalized EBITDA for the nine-month period ended 30 September 2022. The results for the nine-month period ended 30 September 2023 reflect (i) the performance of our business after the completion of the acquisitions and disposals we undertook in 2022 and 2023, (ii) the Brazilian tax credits and (iii) currency translation effects. Excluding the effects of the 2022 and 2023 acquisitions and disposals, the 2022 Brazilian tax credits and currency translation, our Normalized EBITDA increased by 7.3%, as disciplined overhead management and efficient resource allocation enabled increased sales and marketing investments and partially offset anticipated commodity cost headwinds.

Adoption of hyperinflation accounting in Argentina

Since 1 January 2018, we have applied hyperinflation accounting as prescribed by IAS 29 Financial Reporting in Hyperinflationary Economies for our Argentinean subsidiaries.

The results for the nine-month period ended 30 September 2023 were translated at the September 2023 closing rate of 349.99 Argentinean pesos per US dollar. The results for the nine-month period ended 30 September 2022, were translated at the September 2022 closing rate of 147.31 Argentinean pesos per US dollar.

The impact of hyperinflation accounting for the period ended 30 September 2023 amounted to USD (18) million decrease in revenue, USD 86 million positive monetary adjustment reported in the finance line and represented USD (0.04) earnings per share excluding exceptional items.

Recent events

Announcement of USD 3 billion cash tender offer

On 31st October 2023, the company approved the launch of a cash tender offer for up to USD 3 billion in aggregate purchase price of outstanding bonds.

Announcement of USD 1 billion share buyback program to be executed within the next 12 months

On 30 October 2023, the AB InBev Board of Directors approved a USD 1 billion share buy-back program to be executed over the next 12 months. The share buyback program will be implemented in accordance with industry best practices and in compliance with the applicable buyback rules and regulations. To this end, an independent financial intermediary will be appointed to repurchase on the basis of a discretionary mandate. The precise timing of the repurchase of shares pursuant to the program will depend on a variety of factors including market conditions. During the share buyback program, the company will regularly publish press releases with updates on the progress made (if any) as required by law. Our current intention is to hold the shares acquired as treasury shares to fulfil future share delivery commitments under the stock ownership plans. The program will be executed under the powers granted at the General Meeting of Shareholders on 28 April 2021.

2023 OUTLOOK

We expect our revenue to grow from a healthy combination of volume and price.

Net pension interest expenses and accretion expenses are expected to be in the range of USD 200 to 230 million per quarter, depending on currency and interest rate fluctuations. We expect the average gross debt coupon in 2023 to be approximately 4.0%.

We expect net capital expenditure of between USD 4.5 and 5.0 billion in 2023.